

Mail Stop 4561

June 27, 2018

Amit Y. Yoran
Chief Executive Officer
Tenable Holdings, Inc.
7021 Columbia Gateway Drive, Suite 500
Columbia, MD 21046

> **Re: Tenable Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 6, 2018**
> **CIK No. 0001660280**

Dear Mr. Yoran:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2018 letter.

Prospectus Summary

Overview, page 1

1. We note your revised disclosure in response to prior comment 2. Please reconcile for us the percentage of recurring revenues to the aggregate of your subscription and perpetual license and maintenance revenues for the periods presented.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Calculated Current Billings, page 53

2.   In response to prior comment 8 you state that the calculated current billings metric improves comparability by removing the impact of multi-year contracts. Your revised metric calculation includes the change in current deferred revenues; however, a portion of current deferred revenues may relate to multi-year contracts. If you continue to present a calculated current billings metric, please revise to exclude the portion of current deferred revenues that relates to multi-year contracts. In addition, revise the discussion regarding the measure's usefulness and limitations to specifically focus on one-year contracts.

Adjusted Net Loss and Adjusted Net Loss Per Share, page 54

3.   You disclose that these non-GAAP measures facilitate comparisons of your core operating results over multiple periods, which is similar to your disclosure on page 53 regarding adjusted EBITDA. Please revise to clarify how you use adjusted net loss compared to adjusted EBITDA in evaluating what you consider core operating results. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

4.   Footnote (1) to the reconciliation on page 55 refers to the tax effect of the adjustments; however, the tax impact line item in the reconciliation refers only to the tax impact of stock-based compensation. Please revise to disclose the tax effect related to all the applicable adjustments. Refer to Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

5.   Your response to prior comment 9 indicates that you only monitor downloads of Nessus Home and do not monitor whether a Nessus Home user is actively using the product. Therefore, it is unclear to us how this measure represents a cumulative "user" count. Further, as you do not monitor the extent to which Nessus Home users upgrade to paid offerings, the cumulative amount of downloads does not appear to clearly correlate to future revenue growth opportunities. If you continue to believe this cumulative information provides meaningful disclosure, please revise to remove characterization to these as "users" and expand disclosure to describe the significant limitations of the information provided.

Business

Overview, page 82

6.   Please disclose the dollar amount of backlog believed to be firm, separately disclosing the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.   We note your response to prior comment 16 and your revised disclosures on page F-9. We further note you state on page F-8 you defer the perpetual license revenue over an estimated economic life. Please further revise your disclosures to clarify over what period of time you recognize revenue allocated to the perpetual license and maintenance performance obligation and the revenue allocated to the material right. Refer to ASC 606-10-50-17.

Note 14. Subsequent Events (unaudited), page F-26

8.   Please revise to disclose the options grants subsequent to March 31, 2018 as disclosed on page 80, including the expected financial statement impact, if material. Refer to ASC 855-10-45-4.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies and Services

cc: Brian F. Leaf, Esq.
        Cooley LLP